Filed by Virgin Media Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934
Subject Company: Virgin Media Inc.
Commission File No.: 000-50886

1. Before you put pen to paper, take a few minutes to read through this Form of Election, including the legal stuff on the other side. We’d also recommend carefully reading through your letter, Sharesave guide, the definitive joint proxy statement/ prospectus (you’ll find this online at virginmedia.com/investors) and the Terms & Conditions. 2. When you’ve read through these materials, you’ll need to complete this Form of Election if you want to: 1. roll over your 2013 Option for an equivalent Option over New Liberty shares; or 2. exercise your 2013 Option using your savings to date including interest if it’s applicable to purchase Virgin Media shares and then receive the Merger consideration (cash and New Liberty shares) in exchange for your Virgin Media shares. You can also choose to sell all the New Liberty shares you get as part of the Merger consideration. 3. Please fill out the form in black ink. 4. Tick Box 1 if you want to roll over OR tick Box 2A if you want to exercise your 2013 Option and sell all your New Liberty shares OR tick Box 3 if you want to exercise your 2013 Option and keep all your New Liberty shares. 5. Decided to exercise your 2013 Option? Remember you can only use an amount equal to your savings to date and any applicable interest when your 2013 Option is exercised. 6. When you’ve ticked the relevant box and posted your Form of Election, you won’t be able to change anything – so make sure you’re totally sure about your decision. 7. If you have any queries, call Computershare on 0845 111 0321. They’re open Monday to Friday from 8.30 am to 5.30pm, excluding public holidays. 8. When you’ve completed this form, you’ll need to sign it in the presence of a witness. Don’t forget to include the date, too. 9. Your witness also needs to sign the form and add their contact details. Your witness has to be 18 or above and can’t be your partner or a member of your family. 10. When everything’s ready, make sure you put your completed form in the right envelope and post it back to Computershare to arrive by the date in your letter. THIS FORM IS VERY IMPORTANT AND NEEDS YOUR IMMEDIATE ATTENTION Virgin Media Sharesave 2013 Option Your Form of Election Bank name Sort code Account number Roll number Section 3. Your bank account details If you’ve chosen to exercise your 2013 Option and sell your New Liberty shares after the Merger completes by ticking Box 2A, please enter details of the account you want your proceeds paid into and carefully check these before you put the form in the post. If these details aren’t right it will delay the payment getting to you. Section 4. Your declaration and signature I understand and accept that the choices I have made on this Form of Election are irrevocable unless the Merger does not proceed; confirm that I have read and understood and agree to be bound by the Terms & Conditions overleaf, the joint proxy statement/prospectus and the rules of the Sharesave Plan; and I sign this Form of Election as a deed. Dated Your signature Your witness’ signature Your witness’ name (please print) Your witness’ address (please print) Postcode Your witness’ daytime telephone number THIS FORM RELATES TO YOUR 2013 OPTION ONLY. YOU MUST SEND IT BACK IN THE ENVELOPE ADDRESSED TO COMPUTERSHARE. If you also have 2009, 2010 and/or 2011 Option(s), you’ll need to complete the other Form of Election in your pack and send it back to Yorkshire Building Society in the envelope addressed to Yorkshire Building Society. This document constitutes part of a prospectus covering securities that have been registered by Virgin Media, Inc. on Form S-8 under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The issuance of rolled over options is made in an offshore transaction to non-U.S. persons pursuant to an exemption from registration and is therefore not registered under the Securities Act, and no hedging transactions involving rolled over options may be conducted unless in compliance with the Securities Act. The shares issued upon exercise of a rolled over option will be registered on Form S-8 by New Liberty following the Merger. DO NOT COMPLETE THIS SECTION 3 IF YOU HAVE TICKED BOX 1 OR BOX 3 RETURN THIS FORM OF ELECTION IN THE ENVELOPE ADDRESSED TO COMPUTERSHARE

All words and expressions defined in the definitive joint proxy statement/prospectus have the same meanings in this document unless the context requires otherwise. Please read the terms and conditions of the Merger, as set out in the joint proxy statement/prospectus, the terms of which are incorporated into and form part of this document. If you’re in any doubt about the action you should take, consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who, if you are taking financial advice in the UK, is authorised or appropriately regulated under the Financial Services and Markets Act 2000, or from an appropriately authorised independent financial adviser if you are in a territory outside the UK. These Terms & Conditions accompany the letter, Sharesave Guide and Form of Election and the definitive joint proxy statement/prospectus and should be read together with those documents. 1. By completing and returning the Form of Election, duly executed, you: 1.1 confirm that your 2013 Option is valid and has not lapsed and is free from all mortgages, liens and any third party interests; 1.2 understand that if your 2013 Option has lapsed or lapses before your instructions on the Form of Election are carried out, the Form of Election will be of no effect in respect of such lapsed Option; 1.3 authorise each of Virgin Media Inc. (“Virgin Media”), Liberty Global Inc. (“LGI”) and Liberty Global plc (“New Liberty”), jointly and severally, and any director or officer of Virgin Media, LGI and New Liberty or any person nominated by them as your attorney on your behalf to do all acts and things and to execute any document or provide any certification that may be necessary or desirable to give effect to or in consequence of the elections you have made on the Form of Election, and you hereby undertake to execute any further documents that may be required in connection with such elections and acceptances; 1.4 undertake to confirm and ratify any action properly or lawfully taken on your behalf by any attorney appointed by or pursuant to the Form of Election; 1.5 confirm that you have read, understood and agree to the terms set out in the definitive joint proxy statement/prospectus, the letter, Sharesave guide, the Form of Election and these Terms & Conditions; 1.6 accept that the Form of Election will be of no effect unless it is completed correctly, dated, signed and witnessed and received by Computershare by no later than Wednesday 22 May 2013. However Virgin Media, LGI and New Liberty reserve the right, at their discretion, to treat as effective any Form of Election which is not correctly completed or which is received after the deadline; 1.7 acknowledge that none of Virgin Media, LGI or New Liberty will be responsible for any consequential loss in the event of the Form of Election being incorrectly completed or where any of them have been unable to obtain clarification of your instructions; 1.8 accept that documents or payments sent by, to or from you in connection with your 2013 Option will be sent at your own risk. All correspondence will be sent to the address set out on the front page of the Form of Election; 1.9 agree that your choices on the Form of Election cannot be withdrawn or altered and are irrevocable, unless Virgin Media, LGI or New Liberty decide otherwise; 1.10 agree to indemnify Virgin Media against all claims, demands, liabilities and expenses, however arising, as a consequence of exercise being permitted without production of the relevant Option certificate; and 1.11 if you elect to roll over your 2013 Option you confirm that: you are an individual who is not resident in the United States, and that you are acquiring your new 2013 Option on your own behalf, and not on the behalf of, or for the account or benefit of, any other person; and that you understand that your 2013 Option is not transferable; and that you will not engage in hedging transactions with regard to your 2013 Option unless in compliance with the U.S. Securities Act. Choice 1: Roll over 2. By ticking Box 1 and completing the Form of Election, duly executed, you irrevocably agree to release your existing 2013 Option in exchange for the grant of a new 2013 Option over New Liberty shares in accordance with the details set out in the Sharesave guide. IF YOU DON’T COMPLETE AND RETURN THE FORM OF ELECTION YOU’LL BE DEEMED TO HAVE CHOSEN TO ROLL OVER YOUR OPTION(S), UNLESS YOU TELL US OTHERWISE. Choice 2: Exercise 3. By ticking Box 2A or Box 3 and completing and returning the Form of Election, duly executed, you: 3.1 confirm that you are entitled to exercise your 2013 Option and acknowledge that you are an employee or director of a company participating in the Virgin Media Sharesave Plan in accordance with its rules or are otherwise entitled to exercise your 2013 Option; 3.2 agree to exercise your 2013 Option to the maximum extent possible with the cash proceeds of your savings contract including any interest if it’s applicable, such exercise having effect immediately prior to completion of the Merger; 3.3 acknowledge that you will receive the Merger Consideration for your Virgin Media shares and your Virgin Media shares will be cancelled in accordance with the terms of the Merger; and 3.4 instruct your employer to stop making deductions from your pay in favour of your savings account with effect from the payroll date immediately before the date on which the exercise of your 2013 Option takes effect. 3.5 If you tick Box 2A you also agree and irrevocably authorise Virgin Media, LGI or New Liberty to arrange for the sale of all the Class A and Class C shares you receive as part of the Merger Consideration and agree that the proceeds of such sale will be paid to the bank account you nominate in Section 3 – Your bank account details on the Form of Election. 3.6 If you tick Box 2A and Box 2B you agree and irrevocably authorise Virgin Media, LGI or New Liberty or such other person(s) as may be instructed by them, to deduct from the Merger Consideration payable to you and from the proceeds of selling your New Liberty shares an amount equal to the income tax due on exercise of your 2013 Option. If you tick Box 2A but not Box 2B, you will be required to pay any income tax through Self Assessment. You can’t tick Box 2B if you’ve already left Virgin Media – in this case you’ll have to pay income tax through Self Assessment. 3.7 By ticking Box 2B you confirm and warrant to Virgin Media, LGI and New Liberty that you are not currently required to complete a Self Assessment Form. 3.8 If you tick Box 3 you also acknowledge that you will have to account for any income tax due on the exercise of your 2013 Option under Self Assessment. 3.9 If you sell your New Liberty shares, you agree to the Killik Employee Services Sharedealing Terms of Business (enclosed in your pack) and will provide agreement in such form as Killik Employee Services Sharedealing may require. 3.10 If you decide to keep your New Liberty shares in a Nominee Account, you agree to the Killik Employee Services Corporate Nominee Terms of Business (enclosed in your pack) and will provide agreement in such form as Killik Employee Services Nominee may require. Important additional information regarding the proposed transaction has been filed with the SEC: Liberty Global Corporation Limited, a company that has been established in connection with the transaction, has filed a registration statement on Form S-4 (Registration No. 333-187100) with the Securities and Exchange Commission (SEC), which the SEC declared effective on May 1 2013 and which includes a definitive joint proxy statement of Virgin Media Inc. and Liberty Global, Inc., and constitutes a prospectus of Liberty Global Corporation Limited. VIRGIN MEDIA STOCKHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE IT CONTAINS IMPORTANT INFORMATION. The definitive joint proxy statement/ prospectus has been sent to security holders of Virgin Media and Liberty Global seeking their approval of the proposed transaction. Investors may obtain a free copy of the definitive joint proxy statement/prospectus, and other relevant documents filed by Liberty Global Corporation Limited, Liberty Global and Virgin Media with the SEC at the SEC’s Web site at http://www.sec.gov. The definitive joint proxy statement, and such other documents filed by Virgin Media with the SEC may also be obtained for free from the Investor Relations section of Virgin Media’s web site (www. virginmedia.com) or by directing a request to Virgin Media Inc., 65 Bleecker Street, 6th Floor, New York, New York 10012, Attention: Investor Relations. Copies of documents filed by Liberty Global and/ or Liberty Global Corporation Limited with the SEC may also be obtained for free from the Investor Relations section of Liberty Global’s website (www. lgi.com) or by directing a request to Liberty Global, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations. Terms and conditions Virgin Media Sharesave 2013 Option Your Form of Election Employee number Name Address Post code User ID Section 1. Your personal details Section 2. Your election Please note: tick EITHER Box 1 or Box 2A or Box 3. If you want to roll over, tick Box 1. If you want to exercise your 2013 Option and sell your shares now, tick Box 2A. If you want to exercise your 2013 Option now and keep your shares in a Nominee Account with Killik, tick Box 3. If you’ve ticked Box 2A (and not already left Virgin Media) you may also want to tick Box 2B if you want us to collect income tax for you out of the proceeds of sale and pay it to HM Revenue & Customs on your behalf. You can’t do this if you currently have to complete a Self Assessment Form. Don’t tick Box 2B if you currently have to complete a Self Assessment Form or you’re no longer employed by Virgin Media. Remember, if you’re going to pay your income tax by Self Assessment, you’ll need to do this by 31 January 2015. You should keep money available to pay this. Sharesave Account number Exercise price Box 1 Roll over Box 2A Exercise (SELL MY SHARES) Box 2B Collect the income tax on my behalf? Box 3 Exercise (HOLD MY SHARES) 2013 £23.31 OR OR RETURN THIS FORM OF ELECTION IN THE ENVELOPE ADDRESSED TO COMPUTERSHARE